

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8001
Martha.Redding@theice.com



17019778

CONFIDENTIAL TREATMENT REQUEST

VIA FEDEX

June 23, 2017

Brent J. Fields
Secretary
Office of the Secretary
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549



RECEIVED
JUN 26 2017
OFFICE OF THE SECRETARY



Re: Application Requesting Confidential Treatment for Certain Documents Produced to the United States Securities and Exchange Commission by the New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc. in Connection with the respective Amendments to Form 1

Dear Mr. Fields:

The purpose of this letter is to request confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934 for certain documents submitted pursuant to Rule 6a-2, addressed to the Division of Market Regulation, Office of Market Supervision, United States Securities and Exchange Commission ("SEC" or the "Commission"), and signed by Martha Redding, Associate General Counsel, New York Stock Exchange.

Description	Bates Nos.	Date Produced
Portions, as indicated by the Bates numbering, of Exhibit D of the New York Stock Exchange, LLC's ("NYSE") Amendment to Form 1 containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE, dated June 23, 2017 addressed to the Division of Market Regulation, Office of	NYSEONE-17-000005 - NYSEONE-17-000031; NYSEONE-17-000034- NYSEONE-17-000049; NYSEONE-17-000052- NYSEONE-17-000080; NYSEONE-17-000083- NYSEONE-17-000123; NYSEONE-17-000126- NYSEONE-17-000139	June 23, 2017

Description	Bates Nos.	Date Produced
Market Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.		
Portions, as indicated by the Bates numbering, of Exhibit D of NYSE MKT LLC's ("NYSE MKT") Amendment to Form 1, containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE MKT, dated June 23, 2017 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.	NYSEMKTONE-17-000005 - NYSEMKTONE-17-000031; NYSEMKTONE-17-000034- NYSEMKTONE-17-000049; NYSEMKTONE-17-000052- NYSEMKTONE-17-000080; NYSEMKTONE-17-000083- NYSEMKTONE-17-000123; NYSEMKTONE-17-000126- NYSEMKTONE-17-000139	June 23, 2017
Portions, as indicated by the Bates numbering, of Exhibit D of NYSE Arca, Inc.'s ("NYSE Arca") Amendment to Form 1, containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE Arca, dated June 23, 2017 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.	ARCAONE-17-000005 - ARCAONE-17-000031; ARCAONE-17-000034- ARCAONE-17-000049; ARCAONE-17-000052- ARCAONE-17-000080; ARCAONE-17-000083- ARCAONE-17-000123; ARCAONE-17-000126- ARCAONE-17-000139	June 23, 2017

Description	Bates Nos.	Date Produced
Portions, as indicated by the Bates numbering, of Exhibit D of NYSE National, Inc.'s ("NYSE National") Amendment to Form 1, containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE National, dated June 23, 2017 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.	NATONE-17-000005 -NATONE-17-000031; NATONE-17-000034- NATONE-17-000049; NATONE-17-000052- NATONE-17-000080; NATONE-17-000083- NATONE-17-000123; NATONE-17-000126- NATONE-17-000139	June 23, 2017

The above-referenced Bates stamped documents ("Confidential Material") are deemed by Intercontinental Exchange, Inc. ("ICE"), on behalf of the New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc. (collectively, the "Exchanges"), to be highly confidential and confidentiality therefore is being requested under the Freedom of Information Act ("FOIA"), 5 U.S.C. 552, the Commission's rules and regulations thereunder (e.g., 17 C.F.R. 200.83(c)) and other applicable statutes or regulations. We request that the Confidential Material be kept confidential for a minimum of 3 years from the date of submission (until JUNE 23, 2020) to ensure that the financial information contained therein is considered sufficiently stale and therefore could not create competitive harm, disadvantage the Exchanges, or be misconstrued to the detriment of the Exchanges and/or public. Because these Confidential Materials constitute financial information which are privileged or confidential, they are subject to the exemption from mandatory disclosure found in Section 552(b)(4) of FOIA ("FOIA Exemption 4").

FOIA Exemption 4 protects information "which is (a) commercial or financial, and (b) obtained from a person, and (c) confidential or privileged." *Landfair v. Dep't of the Air Force*, 645 F. Supp. 325, 327 (D.D.C. 1986). Because there is little question that the information in question is financial or that it was received from a person, the central inquiry of Exemption 4 is the confidentiality requirement. The courts have fashioned two alternative tests to determine whether commercial or financial information is confidential. Commercial or financial information is considered confidential "if disclosure of the information is likely to have either of the following effects: (1) to impair the Government's ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained." *Nat'l Parks Conservation Ass'n v. Morton*, 498 F.2d 765, 770 (D.C. Cir. 1974) ("National Parks I") (footnote omitted).

Under the second test, "it is not necessary to show actual competitive harm." *Gulf & W. Indus., Inc. v. United States*, 615 F.2d 527, 530 (D.C. Cir. 1979). Rather, "[a]ctual competition and the likelihood of substantial competitive injury is all that need be shown." *Id.* (emphasis added). Further, there is no need to marshal detailed economic analysis, such as might be required in an antitrust setting, to demonstrate the prospect of competitive harm. *Id.* at 530; *see also Nat'l Parks & Conservation Ass'n v. Kleppe* ("*National Parks II*"), 547 F.2d 673, 680 & n.24 (D.C. Cir. 1976). Indeed, competitive injury may be premised upon a reasonable inference, derived from the nature of the material requested and the competitive circumstances involved, that competitors could make affirmative use of the requested material to the detriment of the submitter. *See National Parks II*, 547 F.2d at 683-84. Such competitive harm may result from the use of such information either by direct competitors or by persons with whom one is negotiating. *See Am. Airlines, Inc. v. Nat'l Mediation Bd*, 588 F.2d 863, 868 n.13 (2d Cir. 1978).

For example, in *National Parks II*, the Court of Appeals held that it was "virtually axiomatic" that disclosure of detailed financial records would cause substantial competitive injury. *National Parks II*, 547 F.2d at 683-84. The court recognized that the release of financial statements could result in a number of competitive harms. Competitors could use the information to determine costs, revenue, and operating margins. In turn, the competitors could use this information to undercut those prices. *See id.* Other courts have reached similar conclusions, shielding financial statements from release because of the inherent competitive harm that would be caused by their disclosure. *See, e.g., People for the Ethical Treatment of Animals v. U.S. Dep't of Agriculture*, No. 03-C-195-SBC, 2005 WL 1241141, at *8 (D.D.C. May 24, 2005); *Judicial Watch, Inc. v. Export-Import Bank*, 108 F. Supp.2d 19, 29 (D.D.C. 2000).

The release of financial statements also can serve as a blueprint to competitors who want to mimic a successful business. Specifically, courts have recognized that selective pricing, market concentration, expansion plans and possible take-over bids would be facilitated by knowledge of the financial information contained in the detailed financial statements. *National Parks II*, 547 F.2d at 684.

National Parks II also made it clear that the exemption was intended to prevent the fundamental unfairness that can result from one side to a transaction having confidential information about the other in a business context. *Cf. id.* at 678 n.18. *See also Am. Airlines, Inc.*, 588 F.2d at 868 n.13. Access to a company's detailed financial information would allow competitors, customers, and employees alike to bargain for better prices, wages or interest rates, while the submitting company's unregulated competitors would not be similarly exposed. *National Parks II*, 547 F.2d at 684; *see also People for the Ethical Treatment of Animals,* 2005 WL 1241141, at *8 (withholding financial information over concerns that "breeders would gain a strong competitive edge in the negotiating process").

As in the cases discussed above, the Confidential Information, which is comprised of financial statements and balance sheets, could be used by competitors of ICE and the Exchanges to gain a competitive advantage in multiple ways.

First, competitors of ICE's other business lines could use this information to determine prices and operating margins, and in turn use the information to undercut those prices or exploit operating margins. *See, e.g.*, *National Parks II*, 547 F.2d at 684; *People for the Ethical Treatment of Animals*, 2005 WL 1241141, at *8. ICE owns and operates numerous entities engaged in varied business activities including the operation of futures trading, clearing, pricing and trading analytics, and market data services to support the trading, investment, and risk management needs of customers across virtually all asset classes. The Confidential Information for these ICE entities could be used by competitors such as CME Group, Inc. ("CME Group"), Nasdaq, Inc., and Bloomberg to directly engage in price undercutting and as a result cause competitive harm to those subsidiaries.

For example, CME Group is a direct competitor to ICE and ICE's subsidiaries in the futures trading, clearing, and market data industry. CME Group could use the Confidential Information to derive the business performance of those subsidiaries and then use the information to set pricing on its competing products, including agricultural and energy commodities and currency and equity index contracts. For instance, the Confidential Information discloses specific entities operating revenues, operating income, and operating margin. Whereas the ICE publicly filed financial statements do not separate out such results for each subsidiary. As a result, the Confidential Information would provide CME Group, a direct competitor, insight into the specific business performance of competing subsidiaries that offer competing products, including operating margins. ICE does not have access to similar information regarding CME Group, putting ICE at a competitive disadvantage.

Second, competitors could use the Confidential Information to gain an unfair advantage by having insight into the best and worst performing subsidiaries and business lines. *National Parks II*, 547 F.2d at 683-84. It could then mimic and encroach upon ICE's expansion into certain businesses lines. For example, competitors could derive from the Confidential Information where ICE makes a substantial portion of its profits and therefore could use that information to move into those businesses. Disclosure of the Confidential Information also provides insights and information about experimental business lines that could reveal ICE's confidential business or expansion strategies to competitors who plan to enter the field after seeing cost and revenue information. Further, competitors could use the information to target employees of certain subsidiaries to hire them away from ICE.

Third, customers could use the operating margin or profits of certain business lines contained in the Confidential Information to put pricing pressure on ICE to lower its prices or decide to move their business somewhere else, which would put ICE at a competitive disadvantage. Specifically, the Confidential Information would provide competitors with information on the ICE subsidiaries engaged in business areas such as Pricing Analytics, Market Data, Futures and Clearing, and Credit Execution without ICE having access to comparable information for those competitors in those business arenas. Similarly, the unequal information would allow any party to improve its negotiation position against ICE and its subsidiaries, enabling them to bargain for better prices, wages, or interest rates. Meanwhile, ICE's unregulated competitors would not be similarly exposed.

Fourth, the fact that the SEC requires the Confidential Information to be unconsolidated standalone financials for every subsidiary means that ICE shareholders will have access to immaterial financial information and could come to an incorrect conclusion about the information. For example, although the stand-alone financials for a given subsidiary are accurate, a shareholder could be confused by items such as intercompany loans between two subsidiaries. Without seeing the consolidated effect, the investor could incorrectly interpret a loan as a loss or asset.

Similarly, media sources could publish speculative or negative stories based on incorrect interpretation of the unconsolidated stand-alone financials, which could then have a negative impact on ICE's stock price. Such an effect would not only put ICE at a competitive disadvantage by impeding ICE's ability to use its stock for acquisitions but it could also harm ICE's shareholders.

Fifth, activist investors could misuse the information from the Confidential Information, putting ICE at a competitive disadvantage to other public companies that do not have to disclose financial information similar to that found in the Confidential Information because it isn't material to the business of the public company.

For all the foregoing reasons, the Exchanges requests that the Commission determine to protect the confidentiality of the Confidential Material and the information contained therein.

We consent to the release of the Confidential Material for official purposes to any member of the Commission, its staff, other government agencies, offices or bodies, or Congress.

Should the Commission receive any request for these documents from any third party not a member of the Commission, its staff, other government agencies, offices or bodies, or Congress, either pursuant to FOIA or otherwise, we request that we are given an opportunity to object to such disclosure. Furthermore, should the Commission be inclined to disclose these documents to any third party that is not a member of the Commission, its staff, other government agencies, offices or bodies, or Congress, we request that, in accordance with normal Commission practice, the Commission will provide ten business days' advance notice of any such decision. See, e.g., Chrysler Corp. v. Brown, 441 U.S. 280 (1979).

In that event, we request that the Commission immediately telephone and provide a written copy of such notice to Martha Redding, Associate General Counsel, New York Stock Exchange, 11 Wall Street, 19th Floor, New York, New York 10005, (212) 656-2938, martha.redding@theice.com, so that further substantiation of this confidentiality request may be submitted.

Sincerely,



Cc via email, without enclosure:

Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

Marlene E. Olsen
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

The following information was submitted with a request that the Securities and Exchange Commission grant confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934 ("Exchange Act") for certain information contained in Exhibit D of amendments to Form 1, which were filed pursuant to Rule 6a-2 under the Exchange Act. The Securities and Exchange Commission denied the request for confidential treatment. See Securities Exchange Act Release No. 83760 (August 1, 2018) (Order Denying Applications by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc. and NYSE National, Inc., Respectively, for Confidential Treatment Pursuant to Rule 24b-2 under the Exchange Act for Material Filed Pursuant to Rule 6a-2 under the Exchange Act). See also Securities Exchange Act Release No. 84497 (October 29, 2018) (Order Lifting the Automatic Stay of the Order Denying Applications by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., Respectively, for Confidential Treatment Pursuant to Rule 24b-2 under the Exchange Act for Material Filed Pursuant to Rule 6a-2 under the Exchange Act).


ice TRADE THE WORLD

Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ -
Current assets	-
OTHER NON-CURRENT ASSETS	
Investment in subsidary	2,529
Other non-current assets	2,529
Total Assets	**$ 2,529**
LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Due to affiliates	$ -
Current liabilities	0
Total liabilities	**0**
EQUITY:	
Retained earnings	2,529
Member Equity	**2,529**
Total Liabilities and Member Equity	**$ 2,529**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Chicago Climate Futures Exchange, LLC
Income Statement
Year Ended December 31, 2016
(Unaudited)
(in thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Selling, general and administrative	-
Operating expenses	-
Net loss	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Chicago Depositary, Inc. (dormant)
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Member equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Clearing Corporation for Options and Securities (dormant)
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Commodity Exchange Center (dormant)
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:		
Other assets		1
Total Assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		**1**
Total member equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

CREDIT MARKET ANALYSIS USA
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	17
Accounts receivable, net of allowance		25
Prepaid expenses and other current assets		330
Due from affiliates		1,610
Income tax receivables		409
Current assets		2,391
OTHER NON-CURRENT ASSETS:		
Deferred tax assets- noncurrent		98
Other non-current assets		98
Assets		2,489
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		5
Accrued salaries and benefits		767
Current liabilities		772
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- noncurrent		71
Non-current liabilities		71
Liabilities		843
SHAREHOLDERS EQUITY:		
Retained earnings		1,646
Equity		1,646
Total liabilities and equity	$	2,489

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

CREDIT MARKET ANALYSIS, USA
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Total revenue	$ -
Compensation and benefits	535
Acquisition-related transaction and integration costs	142
Technology and communication	0
Selling, general and administrative	10
Operating expenses	**687**
Operating loss	**(687)**
Other income, net	1
Other income, net	**1**
Pre-tax net loss	**(686)**
Income tax benefit	273
Net income	**(413)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX GROUP INC.
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3,616
Accounts receivable, net of allowance		1,004
Prepaid expenses and other current assets		109
Current income tax receivable		2,250
Current assets		6,979
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		29,759
Accumulated depreciation		(23,418)
Property and equipment, net		6,341
OTHER NON-CURRENT ASSETS:		
Goodwill		358,772
Other intangibles, net		13,548
Other noncurrent assets		1,890
Other non-current assets		374,210
Assets		387,530
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		68
Accrued salaries and benefits		1,940
Due to affiliates, net		466,307
Current liabilities		468,315
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		7,150
Non-current liabilities		7,150
Liabilities		475,465
EQUITY:		
Additional paid-in capital		20,949
Contributed capital		410,698
Retained deficit		(521,275)
Accumulated other comprehensive income		1,693
Equity		(87,935)
Total liabilities and equity	$	387,530


ice TRADE THE WORLD

CREDITEX GROUP INC.
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(In thousands)

Transaction fees, net	$	1,258
Other revenue		1,465
Affiliate revenue		1,344
Total revenue		4,067
Compensation and benefits		11,275
Professional services		118
Technology and communications		850
Rent and other occupancy		1,378
Selling, general & administration		442
Amortization & depreciation expense		51,254
Service & license fees to affiliate		11,981
Operating expenses		77,298
Operating loss		(73,231)
Interest income		1
Interest expense to affiliates		290
Other expense, net		473
Other expense, net		764
Pre-tax net loss		(72,467)
Income tax benefit		20,046
Net loss	$	(52,421)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Creditex Holdco, LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Member equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

CREDITEX LLC
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	266
Accounts receivable, net of allowance		1,051
Due from affiliates, net		492,575
Assets	$	493,892
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	3
Current liabilities		3
Liabilities		3
Contributed capital	$	90,241
Retained earnings		403,648
Equity	$	493,889
Total liabilities and equity	$	493,892

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

CREDITEX LLC
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(In thousands)

Transaction fees, net	$	11,712
Total revenue		11,712
Selling, general & administration		111
Service & license fees to affiliate		190
Operating expenses		301
Operating income		11,411
Other income, net		15
Pre-tax net income		11,426
Net income	$	11,426

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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CREDITEX SECURITIES CORP
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	5,820
Restricted cash		300
Accounts receivable, net of allowance		854
Deferred tax assets - current		-
Income tax receivable		80
Prepaid expenses and other current assets		619
Current assets		7,673
OTHER NON-CURRENT ASSETS:		
Deferred tax asset - non-current		154
Other non-current assets		250
Other non-current assets		404
Assets		8,077
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		591
Accrued salaries and benefits		246
Due to affiliates		528
Current liabilities		1,365
NON-CURRENT LIABILITIES:		
Other non-current liabilities		145
Non-current liabilities		145
EQUITY:		
Retained earnings		4,277
Contributed capital		2,290
Equity		6,567
Total liabilities and equity	$	8,077

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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CREDITEX SECURITIES CORP
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(In thousands)

Transaction fees, net	$ 12,142
Total revenue	12,142
Compensation and benefits	2,565
Professional services	786
Technology and communication	460
Rent and occupancy	268
Selling, general & administration	261
Service & license fees to affiliates	7,738
Operating expenses	12,078
Operating income	64
Interest expense	1
Other income, net	8
Other expense	9
Pre-tax net loss	73
Income tax expense	55
Net loss	$ 18

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(In thousands)

OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent	$	893
Investment in affiliates		4,178
Other noncurrent assets		5,071
Assets	$	5,071
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Income taxes payable	$	42
Due to affiliates, net		6,304
Current liabilities		6,346
EQUITY:		
Retained deficit		(2,131)
Accumulated other comprehensive income		856
Equity		(1,275)
Total liabilities and equity	$	5,071

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(In thousands)

Total revenue	$ -
	-
Operating expenses	-
Operating income	-
Pre-tax net income	-
Income tax expense	225
Net income	$ 225

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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DCFB, LLC(dormant)
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



eCops, LLC (dormant)
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Enterprises Aviation, LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	959
Prepaid expenses and other current assets		92
Current assets		1,051
Total assets	**$**	**1,051**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		283
Accrued salaries and benefits		127
Due to affiliates		501
Current liabilities		**911**
EQUITY:		
Retained Earnings		140
Equity		**140**
Total liability and equity	**$**	**1,051**

inion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal ; adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain ion normally included in financial statements prepared in accordance with accounting principles generally accepted in the :ates of America have been condensed or omitted. These financial statements do not include income taxes accounting and ethod accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of :inental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by ' accepted accounting principles for complete financial statements. These financial statements should be read in ion with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, ich are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Enterprises Aviation, LLC
Income Statement
Year Ended December 31, 2016
(Unaudited)
(In thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Selling, general and administrative	(130)
Operating expenses	**(130)**
Pre-tax net income	130
Income tax expense	0
Net income	**$ 130**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Guaranty Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Hawk Enterprises 1, Inc.(dormant)
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Hawk Enterprises 2, LLC(dormant)
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE 4165 LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1


ice TRADE THE WORLD

ICE 5660 LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ -
Current assets	0
PROPERTY PLANT AND EQUIPMENT:	
Property and equipment cost	134,367
Accumulated depreciation	(17,429)
Property and equipment, net	116,938
OTHER NON-CURRENT ASSETS	
Other non-current assets	116
Other non-current assets	116
Total assets	$ 117,054
LIABILITIES AND EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 502
Due to affiliate	103,182
Current liabilities	103,702
NON-CURRENT LIABILITIES:	
Other non-current liabilities	32
Non-current liabilities	32
Total liabilities	**103,734**
EQUITY:	
Contributed capital	37,776
Retained deficit	(24,456)
Equity	**13,320**
Total liabilities and equity	$ 117,054

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE 5660 LLC
Income Statement
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Total Revenue		0
OPERATING EXPENSES:		
Professional Services		419
Rent and other occupancy		2,738
Selling, general and administrative		1,036
Amortization and depreciation expense		7,665
Operating expenses		**11,858**
Net loss	**$**	**(11,858)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S. Inc.
Balance Sheet
As of December 31, 2016
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	5,554
Margin deposits and guaranty funds		6,500,376
Restricted Cash		75,800
Accounts receivable, net of allowance		30,350
Prepaid expenses and other current assets		993
Current assets		6,613,073
Other non-current assets:		
Restricted cash		50,000
Deferred tax asset - noncurrent		1,847
Other non-current assets		51,847
Total assets	$	6,664,920
Current liabilities:		
Accounts payable and accrued liabilities	$	1,944
Accrued salaries and benefits		1,911
Margin deposits and guaranty funds		6,500,376
Other current liabilities		2,513
Due to affiliates, net		9,296
Income taxes liability		3,179
Current liabilities		6,519,219
Total liabilities		6,519,219
Equity:		
Contributed capital		58,508
Retained earnings		87,193
Total equity		145,701
Total liabilities and equity	$	6,664,920

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE Clear U.S. Inc.
Statement of Income
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	266,434
Other revenues		15,152
Service and license fees for affiliates		786
Total revenues		282,372
Expenses:		
Compensation and benefits		11,479
Professional services		1,599
Technology and communication		119
Rent and occupancy		1,061
Selling, general and adminstrative		2,102
Service and license fees to affiliates		51,686
Operating expenses		68,046
Operating income		214,326
Other expenses, net		99
Interest expense to affiliates		(489)
Other expense, net		(390)
Pre-tax net income		213,936
Income tax expense		91,370
Net income	$	122,566

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)
(In thousands)

CURRENT ASSETS		
Prepaid expenses and Other Current Assets	$	19
		19
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		8,650
Accumulated depreciation		(5,983)
Property and equipment net		2,667
OTHER NONCURRENT ASSETS		
Goodwill		4,776
Other noncurrent assets		19
Other noncurrent assets		4,795
Total assets	**$**	**7,481**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	48
Accrued salaries and benefits		490
Due to affiliate		17,966
Current liabilities		18,504
Total liabilities		**18,504**
EQUITY:		
Contributed capital		8,138
Retained deficit		(19,161)
Equity		**(11,023)**
Total liabilities and equity	**$**	**7,481**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princip generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been deriv from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but (not include all of the information required by generally accepted accounting principles for complete financial statements These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements ar notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Credit Hub, LLC
Income Statement
As Of December 31, 2016
(Unaudited)
(In thousands)

REVENUES:	
Transaction fees, net	$ -
Operating revenues	-
OPERATING EXPENSES:	
Compensation and benefits	1,012
Professional services	65
Rent and other occupancy	223
Technology	127
Selling, general & administration	45
Amortization & depreciation expense	1,618
Service & license fees to affiliates	313
Operating expenses	**3,403**
Pre-tax net loss	(3,403)
Net loss	**$ (3,403)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.


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ICE Data LP
Balance Sheet
As Of December 31, 2016
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Accounts receivable, net of allowance	$	4,414
Prepaids and other current assets		50
Current income tax receivable		1
Due from affiliates		78,551
Current Assets		83,016
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		21
Accumulated depreciation		(21)
Property and equipment net		0
OTHER NONCURRENT ASSETS		
Deferred tax asset - noncurrent		562
Other noncurrent assets		562
Total assets	**$**	**83,578**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	48
Accrued salaries and benefits		988
Income taxes payable		323
Deferred revenue		1,609
Current liabilities		2,968
Total liabilities		**2,968**
EQUITY:		
Contributed capital		3,370
Retained earnings		77,240
Equity		**80,610**
Total liabilities and equity	**$**	**83,578**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include inco taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto f the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Secu and Exchange Commission.


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ICE Data LP
Income Statement
Year Ended December 31, 2016
(Unaudited)
(In thousands)

REVENUES:		
Market data revenue	$	18,121
Revenue from affiliate, net		1,299
Operating revenues		**19,420**
OPERATING EXPENSES:		
Compensation and benefits		3,718
Professional Services		163
Rent and other occupancy		240
Technology and communication		118
Selling, general & administration		126
Intercompany Expense		2,706
Operating expenses		**7,071**
Pre-tax net income		12,349
Income tax expense		3,845
Net income	$	**8,504**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.


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ICE Execution Services LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2
Due to Affiliates		1,305
Current assets		1,307
PROPERTY PLANT AND EQUIPMENT		
Property and equipment cost		13
Accumulated depreciation		(13)
Property and equipment, net		-
Total Assets	**$**	**1,307**
LIABILITIES AND MEMBER EQUITY:		
Total liabilities		-
EQUITY:		
Contributed Capital		759
Retained earnings		548
Equity		**1,307**
Total liabilities and equity	**$**	**1,307**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.


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ICE Execution Services LLC
Income Statement
Year Ended December 31, 2016
(Unaudited)
(In thousands)

Total revenue		**0**
OPERATING EXPENSES:		
Selling, general & administration	$	8
Operating expenses		**8**
Net loss	**$**	**(8)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Futures U.S. Inc.
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	12,679
Restricted cash		28,500
Income tax receivable		73
Accounts receivable		(5,653)
Prepaid expenses and other current assets		104
Due from affiliates, net		26,398
Current assets		62,101
Property and equipment:		
Property and equipment cost		2,901
Accumulated depreciation		(2,626)
Property and equipment, net		275
Other non-current assets:		
Goodwill		890,572
Other intangibles assets, net		290,022
Other noncurrent assets		56,192
Other non-current assets		1,236,786
Total assets	$	1,299,162

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	6,296
Accrued salaries and benefits		2,245
Other current liabilities		270
Current portion of licensing agreement		14,741
Income tax payable - current		1,304
Deferred revenue		62
Current liabilities		24,918
Non-current liabilities:		
Deferred tax liabilities - noncurrent		79,558
Other noncurrent liabilities		3,304
Non-current liabilities		82,862
Total liabilities		107,780
Equity:		
Contributed capital		1,118,715
Retained earnings		72,667
Total equity		1,191,382
Total liabilities and equity	$	1,299,162

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE Futures U.S. Inc.
Statement of Income
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	58,047
Revenues from affiliates		105,479
Other revenues		2,238
Total revenues		165,764
Expenses:		
Compensation and benefits		13,759
Professional services		288
Technology and communication		1,687
Rent and occupancy		971
Selling, general and adminstrative		727
Depreciation and amortization		21,740
Service and license fees to affiliates		46,756
Operating expenses		85,928
Operating income		79,836
Other expenses, net		(1,223)
Other expense, net		(1,223)
Pre-tax net income		78,613
Income tax expense		6,442
Net income	$	72,171

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE Markets, Inc.
Balance Sheet
As Of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates		17,650
Current assets		17,650
Total assets	$	**17,650**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	35
Accrued salaries and benefits		1,532
Income taxes payable		(121)
Current liabilities		1,446
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		(1,383)
Non-current liabilities		(1,383)
Total liabilities		**63**
EQUITY:		
Contributed Capital		11,184
Retained earnings		6,403
Equity		**17,587**
Total liabilities and equity	$	**17,650** $

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE Markets, Inc.
Income Statement
Year Ended December 31, 2016
(Unaudited)
(in thousands)

REVENUES:		
Affiliate revenue	$	13,291
Operating Revenues		**13,291**
OPERATING EXPENSES:		
Compensation and benefits		7,467
Professional services		465
Rent and occupancy		341
Technology and communication		7
Selling, general & administrative		419
Depreciation & amortization expense		1
Intercompany expense		3,218
Operating expenses		**11,918**
OTHER EXPENSE:		
Other expense		**0**
Pre-tax net income		1,373
Income tax expense		(849)
Net income	**$**	**2,222**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2015 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE PROCESSING LLC
BALANCE SHEET
As of December 31, 2016
(unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS:		
Investment in affiliates		$ 8,536
	Other non-current assets	8,536
	Assets	$ 8,536
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		$ 8,583
	Current liabilities	8,583
EQUITY:		
Retained deficit		(46)
	Equity	(46)
	Total Liabilities and Equity	$ 8,536

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain inforr normally included in financial statements prepared in accordance with accounting principles generally accepted in the United St America have been condensed or omitted. These financial statements do not include income taxes accounting and equity meth accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinenta Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accou principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Re Form 10-K previously filed with the Securities and Exchange Commission.


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ICE PROCESSING LLC
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	-
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adj necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or o financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has be the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunc IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE Trade Vault, LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	4,001
Restricted cash		1,900
Accounts receivable, net of allowance		1,893
Current assets		7,794
Property and equipment:		
Property and equipment cost		1,081
Accumulated depreciation		(489)
Property and equipment, net		592
Total assets	$	8,386
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	71
Accrued salaries and benefits		381
Due to affiliate		897
Current liabilities		1,349
Non-current liabilities:		
Other Non Current Liabilities		446
Non-current liabilities		446
Total liabilities		1,795
EQUITY:		
Contributed capital		2,122
Retained earnings		4,469
Total equity		6,591
Total liabilities and equity	$	8,386

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE Trade Vault, LLC
Income Statement
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Revenues:		
Transaction fees, net	$	11,935
Revenues from affiliates		10,052
Total revenues		21,987
Operating expenses:		
Compensation and benefits		2,582
Professional services		248
Rent and other occupancy		94
Technology		3
Selling, general & administration		134
Amortization and depreciation expense		282
Service and license fees to affiliate		1,722
Total operating expenses		5,065
Operating Income		16,922
Other income:		
Other income, net		(2)
Interest income from affiliates		0
Other Income		(2)
Net Income	$	16,920

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE UK GP, LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE UK LP, LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE U.S. Holding Company GP, LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)
(in thousands)

Non-current assets:		
Investment in affiliate	$	15
Non-current assets		15
Total assets		15
Liabilities and Equity		
Equity:		
Retained earnings		15
Total equity		15
Total liabilities and equity	$	15



ICE U.S. Holding Company LP
Balance Sheet
As Of December 31, 2016
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents	$	1,808
Income taxes receivable		0
Current assets		1,808
Investment in subsidiary		86,890
Total assets	$	88,698
Liabilities and Equity		
Current liabilities:		
Accounts Payable and Accrued Liabilities		(410)
Income taxes payable		736
Due to affiliate		645
Total liabilities	$	971
Equity:		
Contributed capital		40,624
Retained deficit		47,103
Total equity		87,727
Total liabilities and equity	$	88,698


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ICE U.S. Holding Company LP
Income Statement
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Total revenues	**-**
Operating expenses:	
Professional Services	1
Selling, general & administration	10
Total operating expenses	**11**
Operating loss	**(11)**
Other Income	**(23)**
Provision for taxes	**18**
Net Loss	**$ (52)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE US OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	5,638
Accounts receivable, net of allowance		16,195
Current income tax receivable		14
Due from affiliate		109,798
Current assets		131,645
Total assets	**$**	**131,645**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	13,332
Current liabilities		13,332
Total liabilities		**13,332**
EQUITY:		
Additional paid-in capital		193
Retained earnings		118,120
Equity		**118,313**
Total liabilities and equity	**$**	**131,645**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. C information normally included in financial statements prepared in accordance with accounting principles generally accepted i United States of America have been condensed or omitted. These financial statements do not include income taxes accountir equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information require generally accepted accounting principles for complete financial statements. These financial statements should be read in con with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, whicl contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE US OTC Commodity Markets, LLC
Income Statement
As Of December 31, 2016
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	25,969
Market data fees		61,893
Operating revenues		**87,862**
OPERATING EXPENSES:		
Selling, general & administration		847
Service & license fees to affiliates		55,046
Operating expenses		**55,893**
Operating income		**31,969**
OTHER INCOME:		
Other income		**360**
Net income	**$**	**32,329**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



IGLOO Holdings Corporation
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	$ -
Current assets	0
Non-current assets:	
Goodwill	3,241,934
Other intangibles, net	2,306,396
Deferred tax assets - noncurrent	41,616
Investment in subsidiary	5,910
Non-current assets	5,595,856
Total assets	$ 5,595,856

LIABILITIES and EQUITY

Non-current liabilities:	
Deferred tax liabilities - noncurrent	945,976
Current liabilities	945,976
Total liabilities	945,976
Equity:	
Contributed capital	1,474
Retained deficit	4,648,406
Total equity	4,649,880
Total liabilities and equity	$ 5,595,856

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD

IGLOO Holdinas Corporation
Statement of Income
As of December 31, 2016
(Unaudited)
(in thousands)

Total revenues		-
Expenses:		
Selling, general and administrative		-
Operating expenses		**0**
Operating loss		-
Other expenses, net		-
Pre-tax net loss		-
Income tax expense		**19**
Net loss	**$**	**(19)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

IGLOO Intermediate Corporation
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

Current assets:		
Due from affiliates, net	$	1,565
Current income tax receivable		7,121
Current assets		8,686
Other non-current assets:		
Deferred tax assets - noncurrent		4,265
Other non-current assets		4,265
Total assets	$	12,951

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		-
Current liabilities		-
Total liabilities		-
Equity:		
Retained earnings		12,951
Total equity		12,951
Total liabilities and equity	$	12,951

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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IGLOO Intermediate Corporation
Statement of Income
As of December 31, 2016
(Unaudited)
(in thousands)

Total revenues	-
Selling, general and administrative	(9)
Depreciation and amortization	142,449
Operating expenses	**142,440**
Operating loss	**(142,440)**
Pre-tax net loss	**(142,440)**
Income tax benefit	**62,835**
Net loss	**(79,605)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Interactive Data Corporation
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

Current assets:	
Prepaid expenses and other current assets	1,768
Current assets	1,768
Property and equipment:	
Property and equipment cost	44,574
Accumulated depreciation	(12,573)
Property and equipment, net	32,001
Other non-current assets:	
Deferred tax assets- non-current	51,096
Other non-current assets	51,096
Total assets	$ 84,865

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	12,390
Accrued salaries and benefits	20,183
Other current liabilities	5,700
Current income tax payable	19,151
Deferred revenue	(1,463)
Due to affiliates, net	1,461,621
Current liabilities	1,517,582
Non-current liabilities:	
Other noncurrent liabilities	29,448
Deferred revenue- long-term	(761)
Non-current liabilities	28,687
Total liabilities	1,546,269
Equity:	
Contributed capital	393,095
Retained deficit	(1,854,499)
Total equity	(1,461,404)
Total liabilities and equity	$ 84,865

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Interactive Data Corporation
Statement of Income
As of December 31, 2016
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	(343)
Affiliate revenue		(56,879)
Total revenues		(57,222)
Expenses:		
Compensation and benefits		38,270
Professional services		8,853
Acquisition-related transaction and integration costs		17,315
Technology and communication		21,444
Rent and occupancy		2,710
Selling, general and administrative		4,250
Depreciation and amortization		11,687
Affiliate expense		(52,314)
Operating expenses		52,215
Operating loss		(109,437)
Other income, net		1,797
Pre-tax net loss		(107,640)
Income tax expense		118,477
Net loss	$	(226,117)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Interactive Data Online Properties. Inc.
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	56
Due to affiliates	55,491
Current assets	55,547
Non-current assets:	
Deferred tax assets- non-current	936
Non-current assets	936
Total assets	$ 56,483

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	50
Current income tax payable	439
Deferred Revenue	199
Current liabilities	688
Total liabilities	688
Equity:	
Retained earnings	55,795
Total equity	55,795
Total liabilities and equity	$ 56,483

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Interactive Data Online Properties, Inc.
Statement of Income
As of December 31, 2016
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	$ 3,083
Total revenues	3,083
Expenses:	
Technology and communication	35
Selling, general and administrative	11
Operating expenses	46
Operating income	3,037
Other expenses, net	-
Pre-tax net income	3,037
Income tax expense	149
Net income	$ 2,888

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinenta IExchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Pricing & Reference Data, LLC
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	2,257
Accounts receivable, net of allowance	91,241
Prepaid expenses and other current assets	2,471
Due from affiliates, net	1,731,815
Current assets	**1,827,784**
Property and equipment:	
Property and equipment cost	32,273
Accumulated depreciation	(9,316)
Property and equipment, net	**22,957**
Other non-current assets:	
Goodwill	
Other intangibles assets, net	
Other noncurrent assets	359
Other non-current assets	**359**
Total assets	**$ 1,851,100**
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	14,518
Accrued salaries and benefits	13,334
Other current liabilities	19
Current income tax payable	1
Deferred revenue	2,530
Current liabilities	**30,402**
Non-current liabilities:	
Deferred tax liabilities - noncurrent	-
Other noncurrent liabilities	3,433
Deferred revenue- long term	58
Non-current liabilities	**3,491**
Total liabilities	**33,893**
Equity:	
Contributed capital	940
Retained earnings	1,816,267
Total equity	**1,817,207**
Total liabilities and equity	**$ 1,851,100**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Interactive Data Pricing & Reference Data, LLC
Statement of Income
As of December 31, 2016
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	545,953
Affiliate revenue	5,347
Total revenues	551,300
Expenses:	
Compensation and benefits	97,779
Professional services	8,580
Acquisition-related transaction and integration costs	3,652
Technology and communication	53,400
Rent and occupancy	6,295
Selling, general and administrative	5,078
Depreciation and amortization	8,714
Affiliate expense	34,949
Operating expenses	218,447
Operating income	332,853
Other expense, net	166
Pre-tax net income	332,687
Income tax expense	79
Net income	$ 332,608

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Interactive Data Real-Time Group, Inc.
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	4
Accounts receivable, net of allowance		42
Due from affiliates, net		3,245
Current assets		3,291
Total assets	$	3,291

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		2
Current income tax payable		183
Current liabilities		185
Total liabilities		185
Equity:		
Retained earnings		3,106
Total equity		3,106
Total liabilities and equity	$	3,291

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Interactive Data Real-Time Group, Inc.
Statement of Income
As of December 31, 2016
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	438
Total revenues		**438**
Expenses:		
Selling, general and administrative		-
Operating expenses		-
Operating income		**438**
Other expense, net		10
Other expense, net		**10**
Pre-tax net income		**428**
Income tax expense		**184**
Net income	$	**244**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Real-Time Services. Inc
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	18,352
Prepaid expenses and other current assets	806
Current assets	19,158
Property and equipment:	
Property and equipment cost	12,170
Accumulated depreciation	(4,998)
Property and equipment, net	7,172
Other non-current assets:	
Other noncurrent assets	1,520
Deferred tax assets- non-current	10,288
Other non-current assets	11,808
Total assets	$ 38,138
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	4,042
Accrued salaries and benefits	3,805
Current income tax payable	5,494
Deferred revenue	923
Due to affiliates, net	194,024
Current liabilities	208,288
Non-current liabilities:	
Other noncurrent liabilities	492
Deferred revenue- long-term	2,410
Non-current liabilities	2,902
Total liabilities	211,190
Equity:	
Contributed capital	182
Retained deficit	(173,234)
Total equity	(173,052)
Total liabilities and equity	$ 38,138

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Interactive Data Real-Time Services. Inc
Statement of Income
As of December 31, 2016
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	92,204
Affiliate revenue		1,534
Total revenues		93,738
Expenses:		
Compensation and benefits		37,692
Professional services		3,206
Acquisition-related transaction and integration costs		2,571
Technology and communication		21,661
Rent and occupancy		2,177
Selling, general and administrative		1,819
Depreciation and amortization		4,521
Affiliate expense		2,260
Operating expenses		75,907
Operating income		17,831
Interest income		19
Other income, net		14
Other income, net		33
Pre-tax net income		17,864
Income tax expense		2,963
Net income	$	14,901

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,684
Restricted cash		20,573
Accounts receivable, net of allowance		4,098
Deferred tax assets - current		
Prepaid expenses and other current assets		25,888
Current Income tax receivable		60,060
Current assets		113,303
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		604,592
Accumulated depreciation		(341,451)
Property and equipment, net		263,141
OTHER NON-CURRENT ASSETS:		
Goodwill		87,773
Other intangibles, net		14,064
Deferred tax assets- noncurrent		13,010
Investment in affiliates		1,284,433
Long-term restricted cash and investments		10,005
Other non-current assets		22,807
Other non-current assets		1,432,092
Assets		1,808,536
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		44,536
Accrued salaries and benefits		45,149
Other current liabilities		18,793
Deferred revenue		1,037
Due to affiliates		1,127,481
Current liabilities		1,236,996
NON-CURRENT LIABILITIES:		
Other non-current liabilities		43,825
Non-current liabilities		43,825
Liabilities		1,280,821
Noncontrolling interest		124,094
SHAREHOLDERS EQUITY:		
Additional paid-in capital		259,218
Retained earnings		129,484
Accumulated other comprehensive income		14,919
Equity		403,621
Total liabilities and equity	$	1,808,536

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$	14,444
Data services fees, net		13,693
Other revenues		2,224
Affiliate revenue		363,831
Total revenue		**394,192**
Compensation and benefits		180,482
Professional services		26,814
Acquisition-related transaction and integration costs		42,606
Technology and communication		79,516
Rent and occupancy		2,296
Selling, general and administrative		22,663
Depreciation and amortization		87,307
Affiliate expense		8,879
Operating expenses		**450,563**
Operating loss		**(56,371)**
Interest income		13
Affiliate interest income		1,259
Other expense, net		(1,724)
Other expense, net		**(452)**
Pre-tax net loss		**(56,823)**
Income tax benefit		14,891
Net loss		**(41,932)**
Net loss from continuing operations attributable to non-controlling interest		(24,089)
Net loss attributable to ICE	$	**(66,021)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Intercontinental Exchange International , LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.


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INTERCONTINETAL EXCHANGE, INC
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	930
Restricted cash		
Prepaid expenses and other current assets		49
Income taxes receivable		
Current assets		979
OTHER NON-CURRENT ASSETS:		
Investment in affiliates		15,064,025
Other non-current assets		100,089
Other non-current assets		15,164,114
Assets	$	15,165,093
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	25,721
Accrued salaries and benefits		5,344
Long term debt - current portion		1,642,434
Due to affiliates		2,450,604
Income tax payable		16,182
Current liabilities		4,140,285
NONCURRENT LIABILITIES:		
Notes payable long-term		3,870,666
Deferred taxes payable - non-current		3,353
Other non-current liabilities		3,500
Non-current liabilities		3,877,519
Liabilities		8,017,804
EQUITY:		
Common stock, $0.01 par value		5,959
Treasury stock, at cost		(39,685)
Additional paid-in capital		10,855,005
Retained deficit		(1,648,322)
Accumulated other comprehensive income		(2,025,668)
Equity		7,147,289
Total liabilities and equity	$	15,165,093

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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INTERCONTINETAL EXCHANGE, INC
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Total Revenue	$ -
Compensation and benefits	1,041
Acquisition-related transaction and integration costs	4
Selling, general and administrative	810
Operating expenses	**1,855**
Operating loss	**(1,855)**
Interest income	47
Affiliate interest expense	(21,333)
Interest expense	(156,163)
Other income, net	11,355
Other expense	**(166,094)**
Pre-tax net loss	**(167,949)**
Income tax benefit	62,003
Net loss	**$ (105,946)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



New York Futures Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 358
Income tax receivable	11,729
Current assets	12,087
OTHER NON-CURRENT ASSETS:	
Goodwill	155,981
Other non current assets	1,360
Deferred tax asset - non-current	14,014
Other non-current assets	171,355
Total assets	$ 183,442
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts Payable and Accrued Liabilities	$ 5,690
Due to affiliates	128,361
Current liabilities	134,051
NON-CURRENT LIABILITIES:	
Other non-current liabilities	40,853
Non-current liabilities	40,853
Total liabilities	174,904
EQUITY:	
Contributed capital	(3,686)
Retained earnings	12,224
Total equity	8,538
Total liabilities and equity	$ 183,442

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Revenue:	
Intercompany revenue	0
Total Revenue	0
Expenses:	
Compensation and benefits	152
Selling, general, and administrative	282
Intercompany expenses	1,498
Operating expenses	1,932
Operating loss	(1,932)
Intercompany Interest income	902
Other income net	(2)
Other expense, net	900
Pre-tax net loss	(1,032)
Income tax benefit	(17,979)
Net income	$ 16,947

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	405
Due from affiliates		4,400,189
Current assets		4,400,594
OTHER NON-CURRENT ASSETS:		
Other non-current assets		10,000
Deferred tax assets - non-current		3,990
Other non-current assets		13,990
Assets	$	4,414,584
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	4,014
Income taxes payable		-
Current Liabilities		4,014
NON-CURRENT LIABILITIES:		
Notes payable - non-current		850,866
Non-current liabilities		850,866
Liabilities		854,880
EQUITY:		
Contributed Capital		3,580,130
Retained defecit		(20,426)
Total equity		3,559,704
Total liabilities and equity	$	4,414,584

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Statement of Income
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Professional services	-
Technology and communication	-
Selling, general and administrative	3
Intercompany Expense	-
Operating expenses	3
Operating loss	(3)
Interest income	-
Interest income from affiliates	49,164
Interest expense	(15,865)
Other expense, net	(31)
Other expense, net	33,268
Pre-tax net loss	33,265
Income tax benefit	550
Net loss	$ 32,715

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE IP LLC
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates	$	662
Current assets		662
Assets	$	662
LIABILITIES AND EQUITY:		
EQUITY:		
Retained deficit		(3,132)
Contributed capital		3,869
Accumulated other comprehensive income		(75)
Total equity		662
Total liabilities and equity	$	662

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe Holdings, LLC (Dormant)
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due from affiliate	$ 1
Current liabilities	1
Liabilities	1
EQUITY:	
Retained deficit	(1)
Total equity	(1)
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 54
Current assets	54
NON-CURRENT ASSETS:	
Deferred tax asset - non-current	88
Other non-current assets	88
Total assets	$ 142
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due from affiliate	$ 25,818
Current liabilities	25,818
Total liabilities	25,818
EQUITY:	
Contributed capital	(23,807)
Retained deficit	(1,869)
Total equity	(25,676)
Total liabilities and equity	$ 142

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Statement of Income
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Professional services	0
Selling, general and administrative	0
Depreciation and amortization	0
Operating expenses	0
Operating loss	-
Other income, net	0
Other income	0
Pre-tax net loss	0
Income tax benefit	411
Net income	$ (411)

normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princi generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been deri from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Repoı

Wall and Broad Insurance Company
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	9,381
Prepaid expenses and other current assets		1,885
Total current assets		11,266
NON-CURRENT ASSETS:		
Deferred tax liabilities - non current		178
Total non-current assets		178
Total assets	$	11,444
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	4,654
Income tax payable		83
Due to from affiliates		138
Deferred revenue		1,401
Current Liabilities		6,276
Total Liabilities		6,276
EQUITY:		
Contributed capital		4,140
Retained earnings		1,028
Total equity		5,168
Total liabilities and equity	$	11,444

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Wall and Broad Insurance Company
Statement of Income
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Compensation and benefits	(189)
Professional services	96
Selling, general and administrative	(174)
Operating Expenses	(267)
Operating Income	267
Interest income	25
Other Income	25
Pre-tax net income	292
Income tax expense	104
Net income	$ 188

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Cert information normally included in financial statements prepared in accordance with accounting principles generally accepted in t United States of America have been condensed or omitted. These financial statements do not include income taxes accounting equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended Decembe 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commissior


ice TRADE THE WORLD

ICE BRAZIL TECHNOLOGY, LLC
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Due from affiliate	$ 339
Current assets	339
Assets	339
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	-
Current liabilities	0
SHAREHOLDERS EQUITY:	
Retained earnings	339
Equity	339
Total liabilities and equity	$ 339

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE BRAZIL TECHNOLOGY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Total revenue	$ -
Selling, general and administrative	-
Operating expenses	-
Pre-tax net income	-
Income tax expense	-
Net income	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ice TRADE THE WORLD

onExchange Board of Trade (dormant)
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:	
Other assets	$ 1
Total Assets	1
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Equity	1
Total Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

onExchange Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:	
Other assets	$ 1
Total assets	1
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Member equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Pit Trader, LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

E WORLD

QW HOLDINGS , LLC
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	1
Due from affiliates, net		5,246
rent assets		5,247
al assets		5,247
Retained earnings	$	4,074
Contributed capital		1,173
ity		5,247
al equity	$	5,247

ɔn of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring ;) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally inancial statements prepared in accordance with accounting principles generally accepted in the United States of America have been ɔr omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at 1, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at t does not include all of the information required by generally accepted accounting principles for complete financial statements. These tements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange


ice TRADE THE WORLD

QW HOLDINGS, LLC
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(In thousands)

Total revenue	$ -
Selling, general & administration	-
Operating expenses	-
Operating loss	-
Intercompany interest income	70
Pre-tax net income	70
Income tax expense	-
Net income	$ 70

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.





Q-WIXX B SUB, LLC
BALANCE SHEET
As of December 31, 2016
(Unaudited)

CURRENT ASSETS:		
Current income tax receivable	$	24
Current assets		24
OTHER NON-CURRENT ASSETS:		
Investment in affiliates		1,989
Other non-current assets		1,989
Assets		2,013
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		1,671
Current liabilities		1,671
EQUITY:		
Retained earnings		342
Equity		342
Total liabilities and equity	$	2,013

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Q-WIXX B SUB, LLC
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Pre-tax net loss		-
Income tax benefit		1
Net income	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



SECURITIES EVALUATIONS, INC.
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Accounts receivable, net of allowance	$	22,726
Prepaid expenses and other current assets		4,429
Due from affiliates		7,133
Current assets		34,288
OTHER NON-CURRENT ASSETS:		
Goodwill		272,001
Other intangibles, net		154,186
Deferred tax assets- noncurrent		952
Other non-current assets		427,139
Assets		461,427
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		6,746
Accrued salaries and benefits		7,017
Other current liabilities		32
Income tax payable		3,364
Deferred revenue		2,707
Current liabilities		19,866
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- noncurrent		63,642
Non-current liabilities		63,642
Liabilities		83,508
SHAREHOLDERS EQUITY:		
Retained earnings		377,919
Equity		377,919
Total liabilities and equity	$	461,427

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

SECURITIES EVALUATIONS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Data services fees, net	$ 20,657
Total revenue	**20,657**
Compensation and benefits	4,464
Professional services	2,065
Acquisition-related transaction and integration costs	1,583
Technology and communication	3,748
Rent and occupancy	456
Selling, general and administrative	40
Depreciation and amortization	3,177
Operating expenses	**15,533**
Operating income	**5,124**
Other income, net	26
Other income, net	**26**
Pre-tax net income	**5,150**
Income tax expense	2,072
Net income	**3,078**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

SuperDerivatives, Inc.
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	10,359
Accounts receivable, net of allowance		16,047
Prepaid expenses and other current assets		827
Income tax receivable		1,278
Current assets		**28,511**
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		18,537
Accumulated depreciation		(6,983)
Property and equipment, net		**11,554**
OTHER NON-CURRENT ASSETS:		
Goodwill		304,966
Other intangibles, net		36,271
Investment in subsidiary		94
Other non-current assets		
Deferred tax asset- non-current		
Other non-current assets		**341,331**
Total assets	**$**	**381,396**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	1,073
Accrued salaries and benefits		451
Other current liabilities		
Due to affiliate		29,438
Deferred revenue, current		28,765
Income tax payable		50
Current liabilities		**59,777**
NON-CURRENT LIABILITIES:		
Deferred tax liability- non-current		11,067
Other non-current liabilities		1,236
Non-current liabilities		**12,303**
Total liabilities		**72,080**
EQUITY:		
Additional paid-in-capital		3,573
Retained earnings		305,743
Total equity		**309,316**
Total Liabilities and equity	**$**	**381,396**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

SuperDerivatives, Inc.
Statement of Income
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Data services fees, net	$ 54,703
Affiliate revenue	6
Total revenue	**54,709**
Compensation and benefits	2,292
Professional services	138
Acquisition-related transaction and integration costs	1,123
Technology and communication	8,952
Rent and occupancy	209
Selling, general and administrative	771
Depreciation and amortization	16,268
Intercompany related expense	43,718
Operating expenses	**73,471**
Operating loss	**(18,762)**
Interest income	14
Other income, net	1,111
Other expense, net	**1,125**
Pre-tax net loss	**(17,637)**
Income tax benefit	7,472


ice TRADE THE WORLD

ICE Swap Trade LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	547
Restricted cash		1,100
Accounts receivable, net of allowance		6
Prepaid Expenses and Other Current Assets		6
Due from affiliate		9,533
Current assets		11,192
Total assets	**$**	**11,192**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2
Current liabilities		2
EQUITY:		
Contributed capital		9,200
Retained earnings		1,990
Equity		**11,190**
Total liabilities and equity	**$**	**11,192**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of noı recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Swap Trade LLC
Income Statement
Year Ended December 31, 2016
(Unaudited)
(in thousands)

REVENUES:		
Transaction fees	$	3,346
Operating revenues		3,346
OPERATING EXPENSES:		
Compensation and benefits		30
Professional services		13
Technology Expenses		109
Rent and occupancy		31
Selling, general & administrative		40
Service and license fees to affiliate		1,299
Operating expenses		**1,522**
Operating income		**1,824**
Other expense		**(8)**
Net income	$	**1,816**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Tap and Trade Inc (dormant)
Balance Sheet
As Of December 31, 2016
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

The Clearing Corporation
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	754
'Income tax		313
Current Assets		1,067
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		5,074
Accumulated depreciation		(5,074)
Property and Equipment, Net		(0)
OTHER NONCURRENT ASSETS:		
Goodwill		22,514
Other intangibles assets, net		2,979
Other non-current assets		25,493
Assets	$	26,560
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	36
Due from affiliates, net		176
Deferred revenue and other current liabilities		66
Current liabilities		278
Liabilities		278
EQUITY:		
Contributed capital		90,245
Retained deficit		(63,963)
Total Equity		26,282
Total Liabilities and Equity	$	26,560

The Clearing Corporation
Statement of Income
Year Ended December 31, 2016
(Unaudited)
(in thousands)

ɛnue	$	200
venue		15
ue		215
al services		3
neral and administrative		150
on and amortization		2,598
xpenses		2,751
ɔss		(2,536)
come		3
ıe		3
loss		(2,533)
x expense		2,764
	$	(5,297)

TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2016
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	6,022
Current assets		6,022
OTHER NON-CURRENT ASSETS		
Deferred tax assets - non-current		34
Goodwill		8,744
Other non-current assets		8,778
Total assets	$	**14,800**
EQUITY:		
Contributed Capital	$	10,880
Retained Earnings		3,920
Equity		**14,800**
Total liability and equity	$	**14,800**

inion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal ; adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain ion normally included in financial statements prepared in accordance with accounting principles generally accepted in the tates of America have been condensed or omitted. These financial statements do not include income taxes accounting and ethod accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of :inental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by ' accepted accounting principles for complete financial statements. These financial statements should be read in ion with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, ıich are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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TradeCapture OTC Holdings Inc.
Income Statement
Year Ended December 31, 2016
(Unaudited)
(In thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Selling, general and administrative	-
Operating expenses	-
Pre-tax net loss	0
Income tax expense	1,159
Net loss	$ (1,159)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Accounts receivable, net of allowance	$	32
Income Tax Receivable		35
Current assets		67
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		4,943
Accumulated depreciation		(3,804)
Property and equipment net		1,139
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		168
Other non-current assets		5
Other non-current assets		173
Total assets	$	1,379
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	36
Accrued salaries and benefits		214
Due to affiliates		16,413
Current liabilities		16,663
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		348
Other noncurrent liabilities		8
NonCurrent Liabilities		356
Total liabilities		17,019
EQUITY:		
Additional paid-in capital		4,640
Net deficit		(20,280)
Equity		(15,640)
Total liabilities and equity	$	1,379

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2016
(Unaudited)
(In thousands)

REVENUES:		
Other revenue	$	266
Operating revenues		**266**
OPERATING EXPENSES:		
Compensation and benefits		595
Professional services		37
Mergers and acquisition expenses		978
Rent and other occupancy		50
Technology and communcations		128
Selling, general & administration		11
Amortization & depreciation expense		716
Service & license fees to affiliates		321
Operating expenses		**2,836**
Operating loss		**(2,570)**
Income tax benefit		**1,313**
Net loss	**$**	**(1,257)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Trayport, Inc.
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	144
Prepaid expenses and other current assets		3
Due from affiliates, net		874
Income tax receivable		691
Current assets		1,712
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		51
Accumulated depreciation		(43)
Property and equipment, net		8
Assets		1,720
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		56
Accrued salaries and benefits		127
Current liabilities		183
NONCURRENT LIABILITIES:		
Deferred tax liabilities- noncurrent		694
Current liabilities		694
Liabilities		877
EQUITY:		
Contributed capital		1,330
Retained deficit		(487)
Equity		843
Total liabilities and equity	$	1,720


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Trayport, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(In thousands)

Affiliate revenue	$ 1,550
Total revenue	1,550
Compensation and benefits	1,152
Technology and communications	31
Rent and other occupancy	128
Selling, general & administration	91
Amortization and depreciation expense	8
Operating expenses	1,410
Operating income	140
Other expense, net	142
Other expense, net	142
Pre-tax net loss	(2)
Income tax expense	3
Net loss	$ (5)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)
(In thousands)

PLANT PROPERTY AND EQUIPMENT		
Property and equipment cost	$	1,060
Accumulated depreciation		(1,060)
Property and equipment net		0
Total assets	$	-
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	2,000
Current liabilities		2,000
Total liabilities		**2,000**
EQUITY:		
Contributed capital		1,519
Retained deficit		(3,519)
Equity		**(2,000)**
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year en December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.


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Trebuchet Holdings, LLC
Income Statement
Year Ended December 31, 2016
(Unaudited)
(In thousands)

Total Revenue	$	-
OPERATING EXPENSES:		
Amortization & depreciation expense	$	22
Operating expenses		**22**
Net loss	**$**	**(22)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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When-Tech LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,208
Accounts receivable, net of allowance		1,015
Current Assets		2,223
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		6,557
Accumulated Depreciation		(3,881)
Property and Equipment Net		2,676
OTHER NONCURRENT ASSETS		
Goodwill		16,237
Other Intangibles, net		387
Other Noncurrent Assets		16,624
Total Assets	$	21,523
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	30
Accrued salaries and benefits		777
Due to affiliate		1,707
Deferred revenue		342
Current Liabilities		2,856
Total Liabilities		**2,856**
EQUITY:		
Contributed capital		22,884
Retained deficit		(4,217)
Member equity		**18,667**
Total liabilities and equity	$	21,523

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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When-Tech LLC
Income Statement
Year Ended December 31, 2016
(Unaudited)
(in thousands)

REVENUES:		
Market data fees, revenue	$	5,504
Operating revenues		**5,504**
OPERATING EXPENSES:		
M&A Expenses		18
Compensation and benefits		2,138
Professional services		(5)
Rent and occupancy		314
Technology and communication		1
Selling, general and administrative		95
Depreciation and amortization		2,338
Service and license fees to affiliate		1,284
Operating Expenses		**6,183**
Net loss	**$**	**(679)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Yellow Jacket
Balance Sheet
As Of December 31, 2016
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash & Equivalents		(5)
Accounts receivable, net of allowance	$	938
Income tax		277
Prepaid expenses and other current assets		136
Current assets		1,346
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		27,354
Accumulated depreciation		(19,228)
Property and equipment net		8,126
OTHER NONCURRENT ASSETS		
Goodwill		62,065
Other intangibles, net		2,554
Other noncurrent assets		64,619
Total assets	$	74,091
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	35
Accrued salaries and benefits		1,714
Deferred revenue		1,439
Due to affiliate		39,647
Current liabilities		42,835
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		3,737
Noncurrent liabilities		3,737
Total liabilities		46,572
MEMBER EQUITY:		
Member capital		55,107
Additional paid-in capital		7,658
Retained Deficit		(35,246)
Member equity		27,519
Total liabilities and member equity	$	74,091

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recur adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain informatior normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are conta in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Yellow Jacket
Income Statement
As Of December 31, 2016
(Unaudited)
(In thousands)

REVENUES:		
Data service fees	$	3,686
Operating revenues		**3,686**
OPERATING EXPENSES:		
Compensation and benefits		3,602
Professional services		171
Rent and other occupancy		1,070
Technology and communication		259
Selling, general & administration		127
Amortization & depreciation expense		5,491
Service & license fees to affiliates		1,838
Operating expenses		**12,558**
Pre-tax loss		(8,872)
Income tax benefit		(3,655)
Net loss	**$**	**(5,217)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1
Current assets		1
OTHER NONCURRENT ASSETS		
Investment in affiliate		3,103
Goodwill		1,131
Other noncurrent assets		4,234
Total assets	**$**	**4,235**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	4,688
Current liabilities		4,688
Total liabilities		**4,688**
EQUITY:		
Retained deficit		(453)
Equity		**(453)**
Total liabilities and equity	**$**	**4,235**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurrin adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchai Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchan Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 1 previously filed with the Securities and Exchange Commission.


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Ballista Holdings, LLC
Income Statement
Year Ended December 31, 2016
(Unaudited)
(In thousands)

OPERATING EXPENSES:		
Selling, general & administration	$	8
Operating expenses		8
Net loss	$	(8)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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BondEdge Solutions LLC
Balance Sheet
As of December 31, 2016
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance		5,190
Prepaid expenses and other current assets		323
Due from affiliates, net		315,899
Current assets		321,412
Property and equipment:		
Property and equipment cost		4,778
Accumulated depreciation		(901)
Property and equipment, net		3,877
Other non-current assets:		
Other noncurrent assets		154
Other non-current assets		154
Total assets	$	325,443
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities		728
Accrued salaries and benefits		1,974
Deferred revenue		1,238
Current liabilities		3,940
Non-current liabilities:		
Deferred revenue- long-term		11
Non-current liabilities		11
Total liabilities		3,951
Equity:		
Contributed capital		42
Retained earnings		320,450
Total equity		320,492
Total liabilities and equity	$	324,443

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BondEdge Solutions LLC
Statement of Income
As of December 31, 2016
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	38,209
Total revenues		38,209
Expenses:		
Compensation and benefits		11,179
Professional services		293
Acquisition-related transaction and integration costs		61
Technology and communication		1,946
Rent and occupancy		1,347
Selling, general and administrative		621
Depreciation and amortization		850
Operating expenses		16,297
Operating income		21,912
Other expenses, net		-
Pre-tax net income		21,912
Income tax expense		-
Net income	$	21,912

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2016
(Unaudited)
(In thousands)

Total assets	$ -
LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Due to affiliate	$ -
Current liabilities	-
Total liabilities	-
EQUITY:	
Member capital	2,702
Retained earnings	(2,702)
Equity	-
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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BRIX Holding Company, LLC
Income Statement
Year Ended December 31, 2016
(Unaudited)
(In thousands)

OTHER EXPENSE:		
Other expense		(234)
Other expense		**(234)**
Net loss	**$**	**(234)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Chatham Energy LLC
Balance Sheet
Year Ended December 31, 2016
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	23,082
Current assets		23,082
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		59
Accumulated depreciation		(52)
Property and equipment net		7
OTHER NON-CURRENT ASSETS		
Goodwill		5,402
Other intangibles, net		5,209
Other non-current assets		10,611
Total assets	**$**	**33,700**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	3
Accrued salaries and benefits		174
Current liabilities		177
Total liabilities		**177**
EQUITY:		
Contributed Capital		29,092
Retained Earnings		4,431
Equity		**33,523**
Total liabilities and equity	**$**	**33,700**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Chatham Energy LLC
Income Statement
Year Ended December 31, 2016
(Unaudited)
(In thousands)

REVENUES:		
Revenue from affiliate	$	3,127
Operating revenues		**3,127**
OPERATING EXPENSES:		
Compensation and benefits		1,212
Professional services		8
Rent and occupancy		87
Technology and communication		87
Selling, general and administrative		35
Depreciation and amortization expense		1,280
Intercompany affiliate expense		199
Operating expenses		**2,908**
Net income	**$**	**219**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2016
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	487
Income tax receivable		9
Current assets		496
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		33,332
Other non-current assets		33,332
Total assets	$	**33,828**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	33
Accrued salaries and benefits		2
Income taxes payable		19
Due to affiliates		11
Current liabilities		65
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		14,121
Non-current liabilities		14,121
Total liabilities		**14,186**
EQUITY:		
Additional paid-in capital		1,950
Retained earnings		10,087
Accumulated other comprehensive income		7,605
Equity		**19,642**
Total liabilities and equity	$	**33,828**

ıf management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring
ecessary to fairly present our financial position and results of operations for the period presented. Certain information
ed in financial statements prepared in accordance with accounting principles generally accepted in the United States of
een condensed or omitted. These financial statements do not include income taxes accounting and equity method
: balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange,
te parent company) at that date but does not include all of the information required by generally accepted accounting
ımplete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange
ncial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on
iously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2016
(Unaudited)
(In thousands)

TOTAL REVENUE	**$**	**-**
OPERATING EXPENSES:		
Compensation and benefits		117
Professional services		13
Rent and other occupancy		1
Selling, general & administration		20
Operating expenses		**151**
Operating loss		**(151)**
OTHER EXPENSE:		
Other expense		**24**
Pre-tax net loss		(175)
Income tax benefit		153
Net loss	**$**	**(22)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.